UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 50041

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Uhlmann Price Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd, Suite 1320A
(No. and Street)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C.
185
SECTION

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Baer (312) 648-2224
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

191 North Wacker Drive, Suite 1400 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uhlmann Price Securities, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.



Signature

Managing Member

Title


OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Uhlmann Price Securities, L.L.C.

Statement of Financial Condition
December 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH., D.C.
185
SECTION

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Uhlmann Price Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Uhlmann Price Securities, L.L.C. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 23, 2005

Uhlmann Price Securities, L.L.C.

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	60,741
Securities owned, at market value		20,400
Commissions receivable		175,114
Deposit with clearing broker		75,000
Interest and other receivables		23,017
Equipment, at cost (net of accumulated depreciation of $7,519)		10,696
Total assets	$	364,968
Liabilities and Members' Capital		
Liabilities		
Commissions payable	$	75,321
Members payable		9,231
Accounts payable, accrued expenses and other liabilities		38,430
Total liabilities		122,982
Members' capital		241,986
Total liabilities and members' capital	$	364,968

The accompanying notes are an integral part of this statement of financial condition.

Uhlmann Price Securities, L.L.C.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Uhlmann Price Securities, L.L.C. (the Company), a limited liability company, was organized in the state of Illinois on February 19, 1997, and will terminate on December 31, 2043. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company introduces its customers to clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis.

Cash and cash equivalents: Cash and cash equivalents consists of all cash accounts and highly liquid investments with maturity of three months or less.

Securities owned, at market value: Securities owned are recorded on a trade date basis and valued at market value, with unrealized gains and losses reflected in income.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The members' respective shares of the Company's income or loss are reportable on their separate income tax returns.

Note 2. Lease Commitment

Occupancy Lease – The Company leases office space pursuant to a verbal agreement on a month-to-month basis.

Note 3. Operating Agreement

Pursuant to the Company's third amendment to the third amended and restated operating agreement dated December 31, 2003, in the event of a deadlock, as defined in the agreement, disputing members will have the right to compel opposing members to sell their membership units according to certain terms or to buy the disputing members' units under the same terms. In addition, Company members selling a majority of the Company units to a third party shall have the right to compel other Company members to sell their membership units to the same third party.

The agreement also states that during every fiscal year profits and losses are to be allocated to each member's capital account as determined by a meeting of the members and stated in the minutes to that meeting. Any remaining profits are to be allocated on the basis of the members' ownership percentages. If the members do not meet to determine the allocation, the profit or loss shall be allocated in proportion to the members' ownership percentages.

Note 4. Purchase Agreement

Pursuant to the terms of a Purchase Agreement dated December 31, 2001, two members had the option to acquire an additional 30% of the Company. Effective December 1, 2003, the two members exercised their rights under such option. In accordance with the terms and conditions of the option, the Company will be required to pay an existing member or his spouse 10% of the Company's net profits for a period of three (3) years after the effective date of the additional acquisition. After the three (3)-year period expires, the Company will be required to pay 5% of the net profits to the member or his spouse until the death of both. Other terms and conditions are contained therein.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $205,173, which was $155,173 in excess of its required net capital of $50,000. At December 31, 2004, the Company's net capital ratio was 0.60 to 1.

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions of customers are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

Securities owned may be used as collateral by the clearing brokers for amounts owed to such clearing brokers.

In the normal course of business, the Company is contingently liable to its clearing brokers for margin or cash deposit requirements of customer securities transactions, as well as the failure of delivery of securities sold or payment for securities purchased by a customer.

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The clearing and depository operations for the Company's security transactions are performed by its clearing brokers pursuant to a clearance agreement. At December 31, 2004, $75,000 is reflected on the statement of financial condition as a clearing deposit held with its clearing brokers, which are members of a nationally recognized exchange. Additional terms of the agreement required the Company to maintain a minimum coverage on its broker's blanket bond. The Company is also subject to a monthly minimum revenue requirement of $5,000. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker-dealer. The agreement may be terminated by either party with 90 days prior written notification. However, if the Company terminates the agreement during the initial term, the Company will be subject to a termination fee. In addition, if the Company terminates this agreement at any time, it will be liable for expenses incurred by the clearing broker-dealer in connection with transferring, converting or closing the accounts held at the clearing broker-dealer. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.